
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 22, 2024

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)


Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)


110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07   Submission of Matters to a Vote of Security Holders.

McDonald's Corporation (the "Company") held its 2024 Annual Shareholders' Meeting (the "Annual Meeting") on May 22, 2024. Set forth below are the final, certified voting results for each proposal presented at the Annual Meeting, as reported by Broadridge Financial Solutions, Inc., the Company's independent inspector of election.

Proposal 1: The election of 12 individuals to the Company's Board of Directors, each to hold office until the Company's 2025 Annual Shareholders' Meeting and until his or her successor has been elected and qualified.

Name	For	Against	Abstain	Broker Non-Votes
Anthony Capuano	492,948,857	3,803,352	1,159,519	97,578,631
Kareem Daniel	491,429,299	4,938,452	1,543,977	97,578,631
Lloyd Dean	474,923,695	21,920,456	1,067,577	97,578,631
Catherine Engelbert	485,694,307	10,730,174	1,487,247	97,578,631
Margaret Georgiadis	492,279,936	4,166,862	1,464,930	97,578,631
Michael Hsu	488,424,959	8,409,491	1,077,278	97,578,631
Christopher Kempczinski	454,888,568	41,777,496	1,245,664	97,578,631
John Mulligan	491,623,416	5,198,643	1,089,669	97,578,631
Jennifer Taubert	492,946,161	3,956,577	1,008,990	97,578,631
Paul Walsh	486,439,151	9,869,994	1,602,583	97,578,631
Amy Weaver	491,442,371	5,454,461	1,014,896	97,578,631
Miles White	469,833,620	26,984,515	1,093,593	97,578,631

Proposal 2: An advisory proposal to approve executive compensation for 2024.

For	Against	Abstain	Broker Non-Votes
461,863,204	33,716,432	2,332,092	97,578,631

Proposal 3: A proposal to approve an amendment to the Company's Restated Certificate of Incorporation to limit liability of officers as permitted by law.

For	Against	Abstain	Broker Non-Votes
435,522,702	60,957,047	1,431,979	97,578,631

Proposal 4: A proposal to approve amendments to the Company's Restated Certificate of Incorporation to implement miscellaneous changes.

For	Against	Abstain	Broker Non-Votes
437,016,645	59,076,405	1,818,678	97,578,631

Proposal 5: An advisory proposal to ratify the appointment of Ernst & Young LLP as independent auditor for 2024.

For	Against	Abstain	Broker Non-Votes
564,061,983	30,238,610	1,189,766	0

Proposal 6: An advisory shareholder proposal requesting that the Company adopt a specific antibiotics policy.

For	Against	Abstain	Broker Non-Votes
74,361,927	416,119,151	7,430,650	97,578,631

Proposal 7: An advisory shareholder proposal requesting a worldwide switch to cage-free eggs was withdrawn by the proponent and not presented at the Annual Meeting.

Proposal 8: An advisory shareholder proposal requesting additional disclosure regarding poultry welfare.

For	Against	Abstain	Broker Non-Votes
176,954,527	314,787,022	6,170,179	97,578,631

Proposal 9: An advisory shareholder proposal requesting a congruency analysis on human rights.

For	Against	Abstain	Broker Non-Votes
7,652,198	483,793,099	6,466,431	97,578,631

Proposal 10: An advisory shareholder proposal requesting additional disclosure regarding the Company's corporate donations.

For	Against	Abstain	Broker Non-Votes
9,353,505	482,276,332	6,281,891	97,578,631

Proposal 11: An advisory shareholder proposal requesting a transparency report on the Company's global public policy and political influence.

For	Against	Abstain	Broker Non-Votes
73,465,387	418,359,842	6,086,499	97,578,631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 24, 2024   By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Vice President – Associate General Counsel and
Corporate Secretary